January 22, 2008

Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021

Re: Omission of Shareholder Proposal Pursuant to Rule 14a-8 for Certain Fidelity Funds.

Dear Mr. Fleming:

In a letter dated November 2, 2007, on behalf of Fidelity Aberdeen Street Trust, Fidelity Capital Trust, Fidelity Commonwealth Trust, Fidelity Contrafund, Fidelity Fixed-Income Trust, Fidelity Investment Trust, Fidelity Mt. Vernon Street Trust, Fidelity Puritan Trust, Fidelity Securities Trust, Fidelity Select Portfolios and Fidelity Summer Street Trust on behalf of their separate series (each a "Fund" and collectively, the "Funds"), you requested confirmation from the staff of the Division of Investment Management that it would not recommend an enforcement action to the Securities and Exchange Commission if the shareholder proposal ("Proposal") submitted by shareholders of each Fund described in your letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the next scheduled shareholder meeting of each Fund the dates of which are set forth in Schedule B to your letter. The Proposal states:

> **RESOLVED:** In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity.

You request our assurances that we would not recommend enforcement action if the Funds omit the Proposal from the proxy materials at the next scheduled shareholder meeting for each Fund pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

After considering your request,[1] we are unable to concur with your view that the Funds may exclude the Proposal under Rule 14a-8(i)(3). Accordingly, we do not believe that the Funds may omit the Proposal from their Proxy Materials for the next scheduled shareholder meeting for each Fund in reliance on Rule 14a-8(i)(3).

You request our assurances that we would not recommend enforcement action if the Funds omit the Proposal from the proxy materials at the next scheduled shareholder meeting for each Fund pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal if the proposal deals with a matter relating to the company's ordinary business operations. After considering your request, we are unable to concur with your view that the Funds may exclude the Proposal under Rule 14a-8(i)(7). Accordingly, we do not believe that the Funds may omit the Proposal from their Proxy Materials for the next scheduled shareholder meeting for each Fund in reliance on Rule 14a-8(i)(7).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel
Office of Disclosure and Review

Attachment

cc: Nechama Liss-Levinson
Judith Blanchard
James Maisels
Mary Haskell
Steven Karsch
Andrea Wagner
Peter Barrer
Nancy Lee Goldbaum Peterson

[1] We also considered a letter submitted on behalf of the Proponents dated November 16, 2007.

Dechert
LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

November 2, 2007

VIA HAND DELIVERY

Office of Legal and Disclosure
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Fidelity Aberdeen Street Trust, Fidelity Capital Trust, Fidelity Commonwealth Trust, Fidelity Contrafund, Fidelity Fixed-Income Trust, Fidelity Investment Trust, Fidelity Mt. Vernon Street Trust, Fidelity Puritan Trust, Fidelity Securities Fund, Fidelity Select Portfolios and Fidelity Summer Street Trust

Ladies and Gentlemen:

Enclosed are an original and six copies of a request for a no action letter under Rule 14a-8, submitted on behalf of the above-referenced entities.

Please acknowledge receipt of these documents by stamping the enclosed copy of this letter and the copy of the first page of the no-action request and returning it with our messenger.

If you have any questions or comments regarding this request, please contact Joseph R. Fleming at 617.728.7161.

Sincerely,

Megan C. Johnson

Megan C. Johnson

Dechert LLP

200 Clarendon Street
27th Floor
Boston, MA 02116-5021
Tel: +1 617 728 7100
Fax: +1 617 426 6567

November 2, 2007

VIA HAND DELIVERY

Office of Legal and Disclosure
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Pursuant to Rule 14a-8 for Certain Fidelity Funds

Ladies and Gentlemen:

This letter is submitted on behalf of our clients, Fidelity Aberdeen Street Trust, Fidelity Capital Trust, Fidelity Commonwealth Trust, Fidelity Contrafund, Fidelity Fixed-Income Trust, Fidelity Investment Trust, Fidelity Mt. Vernon Street Trust, Fidelity Puritan Trust, Fidelity Securities Fund, Fidelity Select Portfolios and Fidelity Summer Street Trust (each a "Trust" and collectively, the "Trusts"),[1] on behalf of their separate series listed on Schedule A (each a "Fund" and collectively, the "Funds"), to request confirmation from the staff of the Division of Investment Management that it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described in this letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the next scheduled shareholder meeting of each Fund as set forth on Schedule B (the "Shareholder Meeting").[2]

Since mid-September 2007, Fidelity Management & Research Company ("Fidelity"), the Funds' investment adviser, has received letters from shareholders of each Fund (each a "Proponent" and collectively, the "Proponents"), requesting that a proposal (the "Proposal") be submitted to shareholders at the next scheduled meeting for each Fund. The Proponents and the dates their letters were received by Fidelity are reflected on Schedule A. Each Proposal and its supporting

1 Each Trust is organized as a Massachusetts business trust.

2 As set forth on Schedule B, some of the Funds are currently scheduled to hold meetings on March 19, 2008, April 16, 2008 and May 14, 2008, but certain Funds do not currently have a shareholder meeting scheduled. These funds seek to omit the proposal from the Proxy Materials when they next hold a shareholder meeting. For the March, April and May meetings, the Funds expect to file definitive Proxy Materials on or about January 18, 2008, February 15, 2008, and March 14, 2008, respectively. The Proxy Materials for each Shareholder Meeting will be used by all of the Funds holding a meeting in that month.

statement (the "Supporting Statement"), copies of which, along with the Proponents' letters, are attached hereto as Exhibits A through P, relate to Fidelity's investment of each Fund's assets.[3] The Proposal states:

> "RESOLVED:
>
> In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity."

We submit that the Proposal may be properly excluded from each Fund's Proxy Materials pursuant to subparagraphs (i)(7) and (i)(3) of Rule 14a-8, as discussed fully below.

I. Discussion

A. The Proposal deals with matters relating to each Fund's ordinary business operations and therefore is excludable under Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations."[4] The Commission has explained that the policy underlying the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: (i) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."[5]

The Proposal implicates the management of each Fund's portfolio of investments and the selection of securities for purchase and/or sale by Fidelity on behalf of each Fund. The staff of the Commission has stated that it is of the view that "the ordinary business operations of an investment company include buying and selling portfolio securities."[6] The staff of the Commission has also granted no action relief to exclude a proposal under 14a-8(i)(7) where the fund argued that its ordinary business operations included "the selection of investments ..., the

[3] Each Proponent has sent the same Proposal and Supporting Statement.

[4] Securities Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

[5] *Id.*

[6] *See, e.g.*, College Retirement Equities Fund (May 3, 2004) ("2004 CREF Letter").

purchase and sale of securities and the management of the [f]und's portfolio of investments."[7] This is supported by each Fund's management contract with Fidelity, which provides that, subject to the supervision of the Board, Fidelity directs "the investments of the [Fund] in accordance with the investment objective, policies and limitations as provided in the [Fund's] [p]rospectus." The management contract goes on to authorize Fidelity "in its discretion and without prior consultation with the [Fund], to buy, sell, lend and otherwise trade in any stocks, bonds and other securities and investment instruments on behalf of the [Fund]." Selecting the issuers in which to invest each Fund's assets is the primary means by which Fidelity, through its portfolio management expertise, seeks to add value for its customers on a daily basis. It is fundamental to Fidelity's ability to manage each Fund's operations. By seeking to impose limits on the investments selected for each Fund, we believe that the Proposal touches on issues central to the day-to-day management of each Fund and not on a broad or fundamental corporate policy.[8]

We recognize that the staff of the Commission has indicated that a shareholder proposal that would normally be excludable under Rule 14a-8(i)(7) may not be excludable if it raises significant social policy issues.[9] Shareholder proposals involve significant social policies if they involve issues that engender widespread debate, media attention and legislative and regulatory initiatives.[10] We believe the Proposal is distinguishable from other proposals that have been determined to raise significant social issues. The Proposal, if adopted, would directly restrict the primary business operation of each Fund.[11] Here, the Proposal requests that each Fund's Board

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7 Morgan Stanley Africa Investment Fund, Inc. (Apr. 26, 1996) ("Morgan Stanley Letter").

8 The staff of the Commission generally does not allow exclusion of proposals relating to a broad or fundamental corporate policy. *See, e.g.*, 2004 CREF Letter, *supra* note 6 (citing College Retirement Equities Fund (Aug. 9, 1999) (proposal to establish a new socially conscious equity fund); Cargill Financial Markets PLC (Mar. 15, 1996) (proposal to convert the fund to an open-end investment company); and The Charles Allmon Trust, Inc. (June 10, 1994) (proposal to change the advisory fee)).

9 1998 Release, *supra* note 4. *See also*, 2004 CREF Letter, *supra* note 6.

10 *See, e.g.*, Staff Legal Bulletin 14A (July 12, 2002); and The Coca-Cola Company (Feb. 7, 2000).

11 Unlike the Proposal, many of the proposals deemed non-excludable on social policy grounds would not have resulted in a direct impairment of the company's business operations. *See, e.g.*, Citigroup Inc. (Feb. 9, 2001) (proposal seeking report to shareholders regarding company's relationship with entities that conduct business in Burma); UST, Inc. (Feb. 28, 1991) (proposal requesting creation of committee to review marketing and use of smokeless tobacco products by minors); General Electric Company (Jan. 30, 1989) (proposal requesting report regarding continued involvement in nuclear reactor business and management considerations for continuing such involvement); Avon Products, Inc. (Mar. 30, 1988) (proposal requesting disclosure regarding animal testing).

implement procedures that would act as restrictions on each Fund's investments and impose on Fidelity's discretionary authority to manage each Fund's assets. The staff of the Commission has granted no-action relief permitting other funds to exclude proposals that would have had the similar effect of restricting the manager's oversight of portfolio investments or restricted the purchase or sale of securities.[12] Fidelity and the Funds appreciate the seriousness of issues raised in the Supporting Statement, but believe that the Proposal itself relates to the ordinary business activity of managing each Fund's investment portfolio and selecting issuers in which to invest.

Finally, in requesting that the Board create procedures to "screen out" certain investments, the Proposal attempts to "micro-manage" how the business of each Fund should be conducted, since the ordinary (and primary) business of the Funds is selecting issuers in which to invest. In addition, shareholders as a group would not be in a position to make an informed judgment about the selection of those investment opportunities for each Fund that are consistent with each Fund's stated objective. The Proposal, accordingly, may be omitted pursuant to Rule 14a-8(i)(7) because it relates to an ordinary business operation of each Fund and seeks to "micro-manage" how each Fund's assets are invested.

B. The Proposal should be deemed to contain false and misleading statements in violation of Rule 14a-9 and, therefore, should be excludable under Rule 14a-8(i)(3).

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The staff of the Commission has recognized that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where, among other things, statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.[13] Further, reliance on Rule 14a-8(i)(3) to exclude a shareholder proposal is appropriate where a proposal is so vague and indefinite that "neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires."[14] Such a proposal may be "misleading because any action ultimately taken by the [c]ompany upon implementation of [the proposal]

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12 *See, e.g.*, College Retirement Equities Fund (Mar. 31, 2005) (proposal to restrict investment in companies that advocate legislation of controlling firearm possession in the home); 2004 CREF Letter, *supra* note 6 (proposal to divest shares of particular company); Morgan Stanley Letter, *supra* note 7 (proposal to reduce fund's investment in South African securities).

13 Staff Legal Bulletin 14B (Sept. 14, 2004).

14 *Id.*

could be significantly different from the action envisioned by shareholders voting on the proposal" and may, therefore, be excluded from proxy materials.[15]

The Proposal and its Supporting Statement should be deemed to be false and misleading in violation of Rule 14a-8(i)(3) for several reasons. First, portions of the Supporting Statement and the Proposal directly or indirectly impugn the character and integrity of the Funds' management. For example, the first clause of the Proposal states, "In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society..." and the first paragraph of the Supporting Statement says, "...clearly no ethical guidelines regulate Fidelity investment manager's [sic] investment choices." Each of these statements implies, without factual basis, that Fidelity is not an ethically managed company and that Fidelity does not comply with its legal obligations. Moreover, the Supporting Statement insinuates that Fidelity has breached or is breaching its fiduciary obligations to the Funds: "Fidelity's damaged reputation can ... diminish the value of shareholder investments." Such statements should thus be deemed to be false and misleading for purposes of Rule 14a-3(i)(3).

The second reason the Proposal should be deemed to be false and misleading in violation of Rule 14a-8(i)(3) is that it is sufficiently vague such that the Funds may have difficulty implementing the Proposal. The Proposal requests that the Board develop procedures to "screen out" investments in companies that "substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity." While the Supporting Statement mentions that the resolution is intended to avoid future investments in such companies, the language of the Proposal itself uses the imprecise phrase "screen out," which could be interpreted to mean that the procedures must address both future investment as well as divestment. While the Supporting Statement suggests, without factual basis, that "[t]here are ample alternative opportunities for investment and fund returns are more impacted by overall asset allocation, sector, and style choices than the individual companies selected," divestment of investments in the companies specified in the Supporting Statement that otherwise comport with each Fund's current policies could negatively impact Fund investment returns.

In addition, the Proposal does not provide an appropriate mechanism for each Fund's Board to determine which companies "substantially contribute" to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity. To the extent the Board employs a mechanism that does not align with the Proponents' desired definition of genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity, it

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15 *See, e.g.*, Nynex Corporation (Jan. 12, 1990); Fuqua Industries, Inc. (Mar. 12, 1991); Philadelphia Electric Co. (July 30, 1992); Bristol-Myers Squibb Co. (Feb. 1, 1999); Wal-Mart Stores, Inc. (April 2, 2001); and Revlon, Inc. (March 13, 2001). The Staff has also held that proposals are excludable when they request an action that is so broad and generic that they give no indication as to what is being voted on. *See* The Travelers Corporation (Dec. 11, 1980).

is possible that the implementation of the Proposal could result in actions that could be significantly different from the actions envisioned by the Proponents and shareholders voting on the Proposal. For these reasons, each Fund believes that the Proposal is contrary to the Commission's proxy rules and may be excluded from the Proxy Materials under Rule 14a-8(i)(3).

II. Conclusion

In view of the fact that (1) the Proposal deals with matters relating to each Fund's ordinary business operations and (2) the Proposal, because it impugns the character of the Funds' management and is vague and indefinite, it is our opinion that each Fund, in accordance with Rules 14a-8(i)(7) and 14a-8(i)(3), is permitted to exclude the Proponent's shareholder proposal from its Proxy Material for the 2008 Shareholder Meeting. Based on the foregoing, each Fund respectfully requests confirmation from the staff that it will not recommend enforcement action to the Commission if each Fund excludes the Proposal from its proxy materials for the 2008 Shareholder Meeting.[16]

If you have any questions or need additional information, please contact the undersigned at 617.728.7161. If the staff disagrees with our conclusion that the Proposal may be excluded from the Proxy Materials, we would appreciate an opportunity to discuss the matter with the staff prior to issuance of its formal response. As required by Rule 14a-8(j), six copies of this letter and its attachments are enclosed and a copy is being forwarded concurrently to the Proponent.

Sincerely,

Joseph R. Fleming /mj

Joseph R. Fleming

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16 We respectfully request that the staff waive the requirement under Rule 14a-8(j) that each Fund file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive form of proxy with the Commission with respect to only those Funds holding their meeting on March 19, 2008. We received Proposals for Funds holding March meetings on September 11, 2007, September 24, 2007, September 25, 2007, and October 31, 2007. In order to hold the meeting on March 19, 2008, as planned, the definitive Proxy Materials will need to be filed and begin printing no later than January 18, 2008. Those Proposals received October 31, 2007 are exactly 80 calendar days from the planned date of filing definitive Proxy Materials. Given the number of Proposals and Funds involved, the Funds have made all efforts to file this request as timely as possible.

SCHEDULE A

Trust	*Fund*	*Proponent*	*Date of Receipt by Fidelity*
Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund	Mechama Liss-Levinson	9/25/07
	Fidelity Freedom 2025 Fund	Judith Blanchard	10/31/07
Fidelity Capital Trust	Fidelity Value Fund	James Maisels	9/28/07
Fidelity Commonwealth Trust	Fidelity Mid-Cap Stock Fund	Mary Haskell	10/1/07
Fidelity Contrafund	Fidelity Contrafund	Steven Karsch	9/25/07
Fidelity Fixed-Income Trust	Fidelity Investment Grade Bond Fund	Andrea Wagner	9/25/07
		Peter Barrer	9/25/07
Fidelity Investment Trust	Fidelity International Discovery Fund	Peter Barrer	9/11/07
	Fidelity Canada Fund	Peter Barrer	9/11/07
	Fidelity Diversified International Fund	Judith Blanchard & Nancy Lee Goldbaum Peterson	10/31/07
Fidelity Mt. Vernon Street	Fidelity Growth Company	Mary Haskell	10/1/07
Fidelity Puritan Trust	Fidelity Low Priced Stock Fund	Cristine Shropshire	9/11/07
Fidelity Securities Fund	Fidelity Growth & Income Fund	Jeanmarie Anderer	9/24/07
Fidelity Select Portfolios	Fidelity Select Health Care Portfolio	Judith Blanchard & Nancy Lee Goldbaum Peterson	10/31/07
Fidelity Summer Street Trust	Fidelity Capital & Income Fund	Peter Barrer	9/11/07
		Judith Blanchard & Nancy Lee Goldbaum Peterson	10/31/07

SCHEDULE B

Shareholder Meeting Date	***Trust***	***Fund***
March 19, 2008	Fidelity Contrafund	Fidelity Contrafund
	Fidelity Puritan Trust	Fidelity Low Priced Stock Fund
	Fidelity Securities Fund	Fidelity Growth & Income Fund
	Fidelity Select Portfolios	Fidelity Select Health Care Portfolio
	Fidelity Summer Street Trust	Fidelity Capital & Income Fund
April 16, 2008	Fidelity Commonwealth Trust	Fidelity Mid-Cap Stock Fund
	Fidelity Investment Trust	Fidelity International Discovery Fund
		Fidelity Canada Fund
		Fidelity Diversified International Fund
May 14, 2008	Fidelity Capital Trust	Fidelity Value Fund
	Fidelity Mt. Vernon Street	Fidelity Growth Company
No Meeting Currently Scheduled	Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund
		Fidelity Freedom 2025 Fund
	Fidelity Fixed-Income Trust	Fidelity Investment Grade Bond Fund

Basic Principle for Ethical Investing
Shareholder Resolution for Fidelity Freedom 2020

WHEREAS:

Fidelity stated that "Fidelity portfolio managers make their investment decisions based on business and financial considerations, and take into account other issues only if they materially impact these considerations or conflict with applicable legal standards." Since Fidelity maintains this position, even in the face of the most egregious violations of human rights, clearly no ethical guidelines regulate Fidelity investment manager's investment choices.

Fidelity held 1,065,007,500 PetroChina shares in December 2006 and 346,000,000 Sinopec shares. We believe Sinopec and PetroChina's closely related parent, the China National Petroleum Company, are implicated in supporting genocide by providing funding the Government of Sudan's military needs to conduct genocide in Darfur.

Thus, ordinary investors, through their Fidelity mutual funds and pension plans, inadvertently invest in companies funding genocide. Not every Fidelity fund holds these companies but many shareholders don't know which do. Since no policy prevents these investments, holdings in these companies may increase or involve new funds in the future.

In a 2007 study by KRC Research, 71% of respondents said companies should take extreme cases of human rights abuses such as genocide into account rather than base investment decisions solely on economic criteria.

In our opinion Fidelity has become a symbol of investor irresponsibility by refusing to consider even extreme ethical issues when making investment decisions. Fidelity's damaged reputation can impact employee morale, increase Fidelity's cost to acquire customers, reduce the shareholder base for distributing expenses, and diminish the value of shareholder investments.

There is no compelling reason to invest in companies that fund genocide. There are ample alternative opportunities for investment and fund returns are more impacted by overall asset allocation, sector, and style choices than the individual companies selected.

Repeated attempts to engage Fidelity on this issue have not resulted in policy changes or recognized standards of ethical responsibility.

Stock divestment has proven effective at modifying policies of foreign governments. For example, the campaign against Talisman Energy contributed to the January 2005 Comprehensive Peace Agreement between Khartoum and South Sudan.

RESOLVED:

In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity.

DISCUSSION:

This resolution requests establishing procedures to avoid future investments in companies that contribute to genocide. Funds with existing investments in problem companies have two acceptable options. If the holding is substantial enough that the fund can effectively influence the problem company's management to work to end the genocide and the company is receptive to engagement, then this may be appropriate. If the holding is relatively small or the company does not respond adequately to engagement efforts, then the shares should be sold.

END

August 29, 2007